                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 16)

                            NAM TAI ELECTRONICS, INC.
                                (Name of Issuer)

                         Common Shares, $0.01 par value
                         (Title of Class of Securities)

                                   629865 205
                                 (Cusip Number)

                 Mr. M. K. Koo
                 Nam Tai Electronics (Canada) Inc.
                 999 West Hastings Street
                 Suite 530
                 Vancouver, British Columbia V6C 2W2 Canada
                 Telephone: (604) 669-7800
                 Fax: (604) 669-7816
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                         ________________________________
                                  with copy to:

                 Mr. Lorne Waldman, ESQ.
                 Nam Tai Electronics (Canada) Inc.
                 999 West Hastings Street
                 Suite 530
                 Vancouver, British Columbia V6C 2W2 Canada
                 Telephone: (604) 669-7800
                 Fax: (604) 669-7816

                                  May 29, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

                                Page 1 of 5 pages
                                No exhibit index.




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                                                                    Page 2 of 5
CUSIP NO. 629865 205
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Ming Kown Koo
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                                                         (a)/  /
                                                                         (b)/  /
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2 (d) OR 2 (e)

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canadian
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
          NUMBER OF                2,371,156
            SHARES        ------------------------------------------------------
         BENEFICIALLY     8     SHARES VOTING POWER
           OWNED BY
             EACH         ------------------------------------------------------
          REPORTING       9     SOLE DISPOSITIVE POWER
            PERSON                 2,371,156
             WITH
                          ------------------------------------------------------
                          10    SHARES DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,371,156
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           /X/
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     30.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------



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                                                                     Page 3 of 5
CUSIP NO. 629865 205

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Shares, $0.01 par value (the "Common Shares") of Nam Tai Electronics, Inc. (the "Company") an International Business Company organized under the laws of the British Virgin Islands, with principal executive offices located in Unit 9, 15/F., Tower 1, China Hong Kong City, 33 Canton Road, T.S.T., Kowloon, Hong Kong.


ITEM 2.  IDENTITY AND BACKGROUND.

          This statement is being filed by Mr. Ming Kown Koo ("Mr. Koo") an individual.

         Mr. Koo's business address is Nam Tai Electronics, Inc., c/o Nam Tai Electronics (Canada) Ltd., 999 West Hastings Street, Suite 530, Vancouver, British Columbia, V6C 2W2, Canada.

         Mr. Koo is the Chairman of the Board of the Company.

         During the past five years Mr. Koo has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         Not applicable.


ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the transaction is to raise funds for Mr. Koo to: a) pay down a margin loan; b) repay a debt owing to Nam Tai Electronics, Inc. for the purchase of a residential property from the Company; and, c) to repay a personal loan. Additional sales of Common Shares may be made in the future if circumstances so require. Similarly, Mr. Koo has in the past purchased, and may in the future purchase, Common Shares in the open market for investment. Mr. Koo has no plans or proposals that relate to or would result in the matters identified in Item 4(a) through (j) of Schedule 13D.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) At June 3, 1997 as a result of the sale of 182,500 Common Shares Mr. Koo beneficially owned 2,371,156 or 30.3% of the Common Shares outstanding. The amount of Common Shares includes 26,667 shares that Mr. Koo may acquire upon exercise of stock options exercisable within 60 days of the date of filing and the percentage ownership was calculated in accordance with Rule 13d(1) (i) under the Securities Exchange Act of 1934. The amount of Common Shares and percentage ownership excludes 200,000 Common Shares registered to Mars Yue Kung Koo, Mr. Koo's son, as to which Mr. Koo disclaims beneficial ownership.

                                                                     Page 4 of 5
CUSIP NO. 629865 205

         (b) Mr. Koo has exclusive investment voting and investment power over the Common Shares referred to in paragraph (a) as beneficially owned by him.

         (c) The following table sets forth details of the open market sales of the Company's Common Shares (all of which were made through PaineWebber Incorporated) made by Mr. Koo during the past 60 days:


                            NUMBER
                              OF
   TRADE                    SHARES         SALES
   DATE                    SOLD (#)       PRICE ($)        PROCEEDS ($)
   ----                    --------       ---------       -------------
May 5, 1997                   5,000          11.75           $58,750.00
May 6, 1997                   5,000          11.70           $58,500.00
May 7, 1997                   2,000          12.25           $24,500.00
May 20, 1997                  5,000         13.125           $65,625.00
May 20, 1997                 15,000          13.25          $198,750.00
May 21, 1997                 16,000         13.125          $210,000.00
May 27, 1997                  6,000         12.675           $76,050.00
May 27, 1997                 10,000          12.75          $127,500.00
May 28, 1997                 14,000          12.50          $175,000.00
May 29, 1997                 30,000          12.50          $375,000.00
May 30, 1997                 20,000          12.50          $250,000.00
June  2, 1997                45,000          12.50          $562,500.00
June 3, 1997                  9,500          12.50          $118,750.00
                              -----                       -------------
        Total               182,500                       $2,300,925.00
                            =======                       =============


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Previously reported.



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                                                                     Page 5 of 5
CUSIP NO. 629865 205

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable



SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 3, 1997




                                             By:       /s/ M.K. Koo
                                                -------------------------------
                                                        Ming Kown Koo